Exhibit 99.1



Mining the Past…Powering the Future

Annual Shareholders Meeting

Linthicum Heights, MD

James F. Roberts
Chairman of the Board and CEO

May 22, 2008

FOUNDATION COAL
HOLDINGS, INC.



Presentation Overview

- Financial Performance

- Report Card on Company Initiatives

- Market Outlook



Annual Performance and 2008 Guidance

Coal Shipments



17%

Revenues



63%

Adjusted EBITDA



260%

Closing Share Price



202%



Financial Guidance

(In millions, except per share items)

	2008 Guidance	2007 Actual	Change (%)
Revenues	$1,595 – $1,650	$1,490	7 – 11%
Adjusted EBITDA	$335 – $385	$308	9 – 25%
Net Income Excluding Special Items	$50 – $72	$41*	22 – 76%
Earnings per Diluted Share Excluding Special Items	$1.05 – $1.55	$0.88*	19 – 76%

NOTE: Excludes charges for employee and coal supply termination expenses at the Wabash mine of $9.0 million, a non-cash charge related to the accelerated amortization of deferred debt issuance costs of $0.2 million, and a benefit of $0.8 million due to a premium refund settlement from the Combined Benefit Fund.



Report Card on Company Initiatives

Initiative	Status	Impact
Belle Ayr Overland Conveyor	Completed in 3Q 2007	Increases production capacity, saves diesel fuel and truck tires
Second Emerald Longwall	Completed in 1Q 2008	Increases NAPP production capacity to 14 million tons annually; adds production flexibility
PRB LBA	Successful bid in 1Q 2008	Increases reserves by 250 million tons; extends Eagle Butte by 10 years
Safety Initiatives	Continuing	Reported second best year in company history
Organic Mine Growth •Foundation Mine •Freeport Mine •Harts Creek Mine	 •Continuing •Continuing •Continuing	 •$400 million capital; 7-21 million tons •$300 million capital; 2-3 million tons •$120 million capital; 2 million tons
Acquisitions and Investments •LaBelle Dock •Target Drilling	 •Completed in 4Q 2007 •Completed in 1Q 2008	 •Increases transportation flexibility •Provides controlled access to drilling partner
Coalbed Methane Development	Continuing	New business development





Typical Surface Directional Well

ACCESS HOLE
VERTICAL
PRODUCTION WELL
LATERAL #2
LATERAL #3
LATERAL #4
LATERAL #1
INTERCEPTED
COALBED
LATERAL #1
INTERCEPTS AND
TERMINATES AT
VERTICAL PRODUCTION
WELL



Coal Prices Continue Upward



Source: Argus Media as published in Coal Daily/Coal Weekly
CAPP - Central Appalachia
Pitt 8 - Pittsburgh 8 Seam (Northern Appalachia)
PRB - Powder River Basin
* of sulfur dioxide (SO₂) per MMBtu



Coal Is A Global Commodity



Global Coal Flows Beyond 2007

Decreasing Trend

Increasing Trend

USA

South America

Europe

Asia

China

South Africa

Australia

Source: Calyon Securities (USA) Inc.





Mining the Past…Powering the Future